NEWS

Sequans Communications Announces
Second Quarter 2020 Financial Results

PARIS - July 28, 2020 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights:
Revenue: Revenue was $12.2 million, an increase of 39.4% compared to the first quarter of 2020 and an increase of 54.6% compared to the second quarter of 2019.
Gross margin: Gross margin was 48.3% compared to 51.3% in the first quarter of 2020, and compared to 37.7% in the second quarter of 2019.

Operating loss: Operating loss was $5.6 million compared to $7.8 million in the first quarter of 2020 and $6.9 million in the second quarter of 2019.

Net loss: Net loss was $19.0 million, or ($0.70) per diluted ADS, compared to $15.3 million, or ($0.64) per ADS, in the first quarter of 2020 and $9.2 million, or ($0.39) per ADS, in the second quarter of 2019. Net loss in the second quarter of 2020 includes $9.1 million loss on revaluation of the embedded derivative arising from the amendments to the convertible debt made in March 2020. The loss on the revaluation was $5.6 million in the first quarter of 2020.

Note: Net loss and net loss per diluted ADS for the first and second quarters of 2020 include the non-cash impact of the March 20, 2020 amendments to the Company's five issues of convertible debt. As the amendments give the Company the option to change certain terms of the convertible debt rendering the equity conversion variable, IFRS accounting requires that the conversion option be considered as an embedded derivative, which must be marked to market each quarter with the change in value reflected as a non-cash financial gain or loss. Previously, the estimated value of the conversion option was recorded through equity. The results for the first quarter of 2020 have been updated from the preliminary figures announced on April 23, 2020 to reflect this accounting, following completion of the valuation analyses subsequent to publication of the first quarter results.

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $7.5 million, or ($0.28) per ADS, compared to $8.7 million, or ($0.36) per ADS in the first quarter of 2020, and $7.9 million, or ($0.33) per ADS, in the second quarter of 2019.

Cash: Cash, cash equivalents and short-term deposits at June 30, 2020 totaled $35.5 million compared to $5.1 million at March 31, 2020.

Sequans reports second quarter 2020 financial results

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2020	%*	Q1 2020 (2)	%*	Q2 2019 (1)	%*
Revenue	$12.2		$8.8		$7.9
Gross profit	5.9	48.3%	4.5	51.3%	3.0	37.7%
Operating loss	(5.6)	(45.4)%	(7.8)	(88.8)%	(6.9)	(86.6)%
Net loss (2)	(19.0)	(155.0)%	(15.3)	(174.1)%	(9.2)	(115.8)%
Diluted earnings per ADS	($0.70)		($0.64)		($0.39)
Weighted average number of diluted ADS	27,150,562		23,904,935		23,742,687
Cash flow from (used in) operations	(1.4)		(7.7)		(5.7)
Cash, cash equivalents and short-term deposits at quarter-end	35.5		5.1		5.9
Additional information on non-cash items:
- Non-cash stock-based compensation included in operating result	0.6		0.7		0.4
- Non-cash interest on convertible debt and other financing	1.7		1.3		1.0
- Non-cash impact of convertible debts amendment	—		(1.4)		—
- Non-cash change in the fair value of convertible debt embedded derivative	9.1		5.6		—
- Non-cash impact of deferred tax expense (benefit)	—		0.4		(0.2)
Non-IFRS diluted earnings per ADS	($0.28)		($0.36)		($0.33)
* Percentage of revenue
(1) Updated from the prior earnings release; as set forth in the annual report on Form 20-F
(2) Updated from the prior earnings release of preliminary results to include the impact of the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.

"The second quarter was a pivotal one for us," said Georges Karam, CEO of Sequans. "We achieved excellent sequential growth in both our Broadband IoT and Massive IoT businesses, significantly reduced our operating loss, strengthened our balance sheet, secured several key design wins, continued building a channel pipeline, and met several important milestones related to our strategic partnership for 5G.

"Broadband IoT revenue was particularly strong in Q2 because we were able to mitigate COVID-19 related supply issues and satisfy a significant portion of the extra demand for portable routers generated by the measures taken to deal with the pandemic. We will continue to fulfill this backlog in Q3, and we believe ongoing Broadband IoT demand will normalize at a higher level than we experienced pre-coronavirus. Our Massive IoT business continues to experience strong demand, in particular related to equipment for health monitoring, augmenting the overall ramp of this business segment.

"We expect continued sequential growth in both Massive IoT and Broadband IoT during the remaining quarters of this year, with the positive impact on demand from the coronavirus likely to continue to offset any negative impact. Recent design wins, our strong position in CBRS, a growing channel pipeline and additional platform wins that could close during the second half of 2020 together support continued strong growth next year. The excellent progress we are making on 5G technology continues to attract very strong interest from both prospective new customers and potential strategic partners, serving to further increase our confidence in our long-term success."

Q3 2020 Outlook
The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially. Sequans undertakes no obligation to update this statement.

Sequans is targeting a sequential increase in revenue of at least 10% for the third quarter of 2020, which would cause revenue in the first nine months of 2020 to be greater than the revenue for all of 2019. The backlog of orders and indications regarding customer demand support this goal, but the company also sees ongoing risks related to COVID-19.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2020 today, July 28, 2020 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-263-0877, or 646-828-8143 if outside the U.S. When prompted, provide the event title or access code: 4258091. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until August 4, 2020 by dialing toll free 888-203-1112 or 719-457-0820 from outside the U.S., using the following access code: 4258091.

Sequans reports second quarter 2020 financial results

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding expected revenue for the third and fourth quarter of 2020, future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the ability to continue to operate remotely (as required) at high levels of productivity, increasing backlog of orders, the impact of the coronavirus on our manufacturing operations, and on customer demand, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) (our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, (xiii) the impact of the coronavirus on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiv) the impact of the coronavirus on capital markets and our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2020	March 31, 2020 (2)	June 30, 2019 (1)

Revenue :
Product revenue	$8,774	$5,501	$6,774
Other revenue	3,457	3,271	1,136
Total revenue	12,231	8,772	7,910
Cost of revenue
Cost of product revenue	5,884	3,897	4,443
Cost of other revenue	440	373	482
Total cost of revenue	6,324	4,270	4,925
Gross profit	5,907	4,502	2,985
Operating expenses :
Research and development	7,512	7,421	5,773
Sales and marketing	1,871	2,264	2,026
General and administrative	2,082	2,605	2,038

Total operating expenses	11,465	12,290	9,837
Operating loss	(5,558)	(7,788)	(6,852)
Financial income (expense):
Interest income (expense), net	(3,717)	(3,491)	(2,214)
Change in fair value of convertible debt derivative	(9,141)	(5,621)	—
Convertible debt amendment	—	1,399	—
Foreign exchange gain (loss)	(505)	675	(303)
Loss before income taxes	(18,921)	(14,826)	(9,369)
Income tax expense (benefit)	34	443	(213)
Loss	$(18,955)	$(15,269)	$(9,156)
Attributable to :
Shareholders of the parent	(18,955)	(15,269)	(9,156)
Minority interests	—	—	—
Basic loss per ADS	($0.70)	($0.64)	($0.39)
Diluted loss per ADS	($0.70)	($0.64)	($0.39)
Weighted average number of ADS used for computing:
— Basic	27,150,562	23,904,935	23,742,687
— Diluted	27,150,562	23,904,935	23,742,687
(1) Updated from the prior earnings release; as set forth in the annual report on Form 20-F
(2) Updated from the prior earnings release to include the impact of the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2020	2019 (1)

Revenue :
Product revenue	$14,275	$10,885
Other revenue	6,728	3,493
Total revenue	21,003	14,378
Cost of revenue
Cost of product revenue	9,781	8,018
Cost of other revenue	813	1,056
Total cost of revenue	10,594	9,074
Gross profit	10,409	5,304
Operating expenses :
Research and development	14,933	11,930
Sales and marketing	4,135	4,247
General and administrative	4,687	3,951

Total operating expenses	23,755	20,128
Operating loss	(13,346)	(14,824)
Financial income (expense):
Interest income (expense), net	(7,208)	(4,190)
Change in fair value of convertible debt derivative	(14,762)	—
Convertible debt amendment	1,399	—
Foreign exchange gain (loss)	170	19
Loss before income taxes	(33,747)	(18,995)
Income tax expense (benefit)	477	(230)
Loss	$(34,224)	$(18,765)
Attributable to :
Shareholders of the parent	(34,224)	(18,765)
Minority interests	—	—
Basic loss per ADS	($1.34)	($0.79)
Diluted loss per ADS	($1.34)	($0.79)
Weighted average number of ADS used for computing:
— Basic	25,502,105	23,719,912
— Diluted	25,502,105	23,719,912
(1) Updated from the prior earnings release; as set forth in the annual report on Form 20-F

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2020	2019 (1)
ASSETS
Non-current assets
Property, plant and equipment	$8,843	$8,858
Intangible assets	24,360	16,696
Deposits and other receivables	429	401
Other non-current financial assets	334	335
Total non-current assets	33,966	26,290
Current assets
Inventories	5,862	6,664
Trade receivables	10,726	8,390
Contract assets	608	1,587
Prepaid expenses and other receivables	7,804	2,556
Recoverable value added tax	550	598
Research tax credit receivable	1,972	3,132
Deposits	17,900	—
Cash and cash equivalents	17,581	14,098
Total current assets	63,003	37,025
Total assets	$96,969	$63,315
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 121,078,142 shares authorized, issued and outstanding at June 30, 2020 (95,587,146 shares at December 31, 2019)	$2,958	$2,403
Share premium	262,699	233,720
Other capital reserves	40,491	43,656
Accumulated deficit	(342,957)	(308,733)
Other components of equity	(814)	(607)
Total equity	(37,623)	(29,561)
Non-current liabilities
Government grant advances and loans	12,209	6,150
Venture debt	4,605	7,071
Convertible debt	32,902	23,342
Convertible debt embedded derivative	20,028	—
Lease liabilities	3,452	3,204
Trade payables	1,242	1,139
Provisions	1,888	1,905
Deferred tax liabilities	17	429
Contract liabilities	7,519	11,572
Total non-current liabilities	83,862	54,812
Current liabilities
Trade payables	16,996	8,834
Interest-bearing receivables financing	9,640	4,068
Venture Debt	5,326	5,109
Convertible debt	—	7,329
Lease liabilities	741	900
Government grant advances and loans	2,574	1,472
Contract liabilities	5,839	5,812
Other current liabilities and provisions	9,614	4,540
Total current liabilities	50,730	38,064
Total equity and liabilities	$96,969	$63,315
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2020	2019 (1)
Operating activities
Loss before income taxes	$(33,747)	$(18,995)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,934	2,074
Amortization and impairment of intangible assets	2,624	2,252
Share-based payment expense	1,292	917
Decrease in provisions	(40)	(61)
Interest expense, net	7,274	4,190
Change in the fair value of convertible debt embedded derivative	14,762	—
Convertible debt amendment	(1,399)	—
Foreign exchange loss (gain)	127	(188)
Loss on disposal of property, plant and equipment	—	(32)
Bad debt expense	18	—
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(3,709)	1,606
Decrease in inventories	802	1,362
Decrease (Increase) in research tax credit receivable	1,680	(1,313)
Increase (Decrease) in trade payables and other liabilities	4,310	(1,442)
Decrease in contract liabilities	(5,835)	(441)
Increase (Decrease) in government grant advances	919	(163)
Income tax paid	(180)	(130)
Net cash flow provided by (used in) operating activities	(9,168)	(10,364)
Investing activities
Purchase of intangible assets and property, plant and equipment	(2,845)	(822)
Capitalized development expenditures	(3,048)	(2,187)
Sale (purchase) of financial assets	(27)	6
Purchase of short-term deposits	(17,900)	—
Interest received	20	5
Net cash flow used in investments activities	(23,800)	(2,998)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	32	—
Public equity offering proceeds, net of transaction costs paid	29,503	—
Proceeds from issuing of warrants, net of transaction costs paid	—	8,269
Proceeds (Repayment of) from interest-bearing receivables financing	5,572	(2,956)
Proceeds from government loans, net of transaction cost	5,392	—
Proceeds from interest-bearing research project financing	405	1,126
Proceeds from convertible debt, net of transaction cost	—	2,984
Payment of lease liabilities	(786)	(923)
Repayment of government loans	—	(113)
Repayment of venture debt	(2,449)	—
Interest paid	(1,215)	(1,257)
Net cash flows from financing activities	36,454	7,130
Net increase (decrease) in cash and cash equivalents	3,486	(6,232)
Net foreign exchange difference	(3)	—
Cash and cash equivalent at January 1	14,098	12,086
Cash and cash equivalents at end of the period	$17,581	$5,854
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

Sequans reports second quarter 2020 financial results

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2020	March 31, 2020 (4)	June 30, 2019 (3)
Net IFRS loss as reported	$(18,955)	$(15,269)	$(9,156)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	625	667	429
Non-cash change in the fair value of convertible debt embedded derivative	9,141	5,621	—
Non-cash interest on convertible debt and other financing (2)	1,671	1,294	1,041
Non-cash impact of deferred tax income (loss)	—	398	(166)
Non-cash impact of convertible debt amendment	—	(1,399)	—
	$(7,518)	$(8,689)	$(7,852)
IFRS basic loss per ADS as reported *	($0.70)	($0.64)	($0.39)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	$0.34	$0.24	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.05	$0.04
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.06)	$0.00
Non-IFRS basic loss per ADS *	($0.28)	($0.36)	($0.33)
IFRS diluted loss per ADS*	($0.70)	($0.64)	($0.39)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	$0.34	$0.24	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.05	$0.04
Non-cash impact of deferred tax income (loss)	$0.00	$0.02	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.06)	$0.00
Non-IFRS diluted loss per ADS *	($0.28)	($0.36)	($0.33)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$5	$3
Research and development	266	272	121
Sales and marketing	111	124	60
General and administrative	244	266	245
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings release; as set forth in the annual report on Form 20-F
(4) Updated from the prior earnings release to include the impact of the valuation of the March 20, 2020 amendments to the Company's five issues .
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares

Sequans reports second quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2020	2019 (3)
Net IFRS loss as reported	$(34,224)	$(18,765)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,292	917
Non-cash change in the fair value of convertible debt embedded derivative	14,762	—
Non-cash interest on convertible debt and other financing (2)	2,965	1,913
Non-cash impact of deferred tax income (loss)	398	(242)
Non-cash impact of convertible debt amendment	(1,399)	—
	$(16,206)	$(16,177)
IFRS basic loss per ADS as reported *	($1.34)	($0.79)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.58	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.08
Non-cash impact of deferred tax income (loss)	$0.02	($0.01)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS *	($0.64)	($0.68)
IFRS diluted loss per ADS*	($1.34)	($0.79)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.58	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.08
Non-cash impact of deferred tax income (loss)	$0.02	($0.01)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS *	($0.64)	($0.68)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$9	$5
Research and development	538	261
Sales and marketing	235	128
General and administrative	510	523
(2) Related to the difference between contractual and effective interest rates
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares
(3) Updated from the prior earnings release; as set forth in the annual report on Form 20-F